August 28, 2019

VIA EDGAR

Ms. Alison White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:    American Century ETF Trust (the “Registrant”)
1933 Act File No. 333-221045, Post-Effective Amendment No. 22 and
1940 Act File No. 811-23305, Amendment No. 24 (collectively, the “Amendment”)

Dear Ms. White:

This letter responds to your comments that we discussed on August 9, 2019, relating to the Amendment to the Registrant’s registration statement, filed on June 25, 2019, for the principal purpose of registering ten new series, Avantis Emerging Markets Equity ETF, Avantis International Equity ETF, Avantis International Small Cap Value ETF, Avantis U.S. Equity ETF, Avantis U.S. Small Cap Value ETF, Avantis Emerging Markets Equity Fund, Avantis International Equity Fund, Avantis International Small Cap Value Fund, Avantis U.S. Equity Fund, and Avantis U.S. Small Cap Value Fund (each, a “Fund” and collectively, the “Funds”). For your convenience, we restate each of your comments prior to our responses.

1.	Comment: Please updates the funds’ EDGAR series and class identifiers to include each respective ticker.

Response: We included the funds’ tickers in the 485(b) registration statement filing.

2.    Comment: Please supplementally provide completed fee tables and fee examples for each fund prior to the effective date of the registration statement.

Response: Completed fee tables and fee examples will be provided to the Staff via email contemporaneously with the filing of this correspondence.

3.    Comment: The Principal Investment Strategies sections of the prospectuses include the sentence “The fund seeks securities of companies that it expects to have higher returns relative to other securities by placing an enhanced emphasis on securities of companies with smaller market capitalizations and securities of companies it defines as high profitability or value companies.” Please clarify what is meant by “other securities.”

Response: The sentence is intended to convey that the portfolio managers intend to select securities they believe will have higher returns as compared to securities they do not select. We revised the sentence to state: “The fund seeks securities of companies that it expects to have high returns by placing an enhanced emphasis on securities of companies with smaller market capitalizations and securities of companies it defines as high profitability or value companies.”

4.    Comment: In Emerging Markets Equity ETF, Emerging Markets Equity Fund, U.S. Equity ETF, U.S. Equity Fund, U.S. Small Cap Value ETF, and U.S. Small Cap Value Fund, please include the name of the funds’ respective benchmarks. The funds use the benchmarks as a element to determine where a company is located, but because the funds are new, there is not yet performance information that discloses the benchmark names.

Response: We added the benchmark names.

5.    Comment: In the section titled, What are the fund’s principal investment strategies, Emerging Markets Equity ETF, Emerging Markets Equity Fund, U.S. Equity ETF, U.S. Equity Fund, International Equity Fund, and International Equity ETF state that they may invest in exchange traded funds. Confirm that this the case, and if so, confirm whether there should be a line for Acquired Fund Fees and Expenses (AFFE) in the funds’ respective fee tables.

Response: The funds do not intend to invest in ETFs as part of their principal investment strategies and thus no line for AFFE is needed in the fee tables. The disclosure has been removed from the prospectus to reflect this.

6.     Comment: In the section titled, What are the fund’s principal investment strategies, Emerging Markets Equity ETF, Emerging Markets Equity Fund, U.S. Equity ETF, U.S. Equity Fund, International Equity Fund, and International Equity ETF state that they may invest in equity equivalents such as convertible securities. Will these funds invest in convertible contingent securities? If so, please include any relevant disclosure.

Response: These funds will not invest in convertible contingent securities as part of their principal investment strategies.

7.    Comment: In the section titled, What are the fund’s principal investment strategies, Emerging Markets Equity ETF, Emerging Markets Equity Fund, U.S. Equity ETF, U.S. Equity Fund, International Equity Fund, and International Equity ETF appear to have duplicative information with regards to investing in derivative instruments.

Response: We removed the duplicative information.

8.    Comment: In the Bonus section of the Statement of Additional Information, please provide specific information as how the performance based bonus is calculated for the portfolio managers.

Response: The bonus portion for the portfolio managers is not based on performance. We clarified the disclosure.

9.    Comment: The mutual fund prospectuses all include a line item for a 12b-1 plan fee in their respective fee tables, but there is no mention of a 12b-1 plan elsewhere in the prospectus. Please revise as applicable.

Response: The Institutional Class of the mutual funds does not have a 12b-1 fee or plan. We deleted the line item.

If you have any questions with regard to the above responses, please contact the undersigned at ashley_bergus@americancentury.com or 816-340-3275.

Sincerely,

/s/ Ashley L. Bergus
Ashley L. Bergus
Assistant Secretary